NEWS RELEASE

February 7, 2005

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA ANNOUNCES NEW CHIEF OPERATING OFFICER

Toronto, Ontario – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is pleased to announce the appointment of Mr. David Baril to the position of Chief Operating Officer, effective immediately.

Mr. Baril, a mining engineer, brings with him twenty-four years of mining experience, all with Teck/Cominco, which includes both open-pit and underground operations, as well as refinery and commercial experience. Prior to joining the Company, he held the position of General Manager of the Cajamarquilla Zinc Refinery, as well as, Board Director and Adcom Member for the Antamina copper/zinc mine in Peru.  He has extensive experience in South America, Canada and Spain where he held senior operational positions.

Based in Spain, Mr. Baril will be responsible for all of the Company’s existing mining operations; Carles, El Valle, and Aguablanca and future operations at Tasiast and Salave.

"It gives me great pleasure to welcome David Baril to the management team. David’s extensive international experience will be focused on optimising our existing operations and assisting in the development of our new projects and future opportunities as we maximise value in the coming years," said John Hick, Chief Executive Officer of Rio Narcea.

Contact:

Rio Narcea Gold Mines, Ltd.

John W.W. Hick

Chief Executive Officer

Phone: +1 416 956 7470

Fax:+1 416 956 7471

info@rngm.com

www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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